1. Name and Address of Reporting Person
   Wright, Felix E.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board; CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/16/2002            G         -12544      D   $0.0000                   I           Living Trust
Common Stock                    02/28/2002            A         2311        A   $25.6500                  I           Living Trust
                                <F1>
Common Stock                    08/28/2002            A         1668        A   $0.0000                   I           Living Trust
                                <F2>                                            <F2>
Common Stock                    08/28/2002            A         4651        A   $0.0000                   I           Living Trust
                                <F3>                                            <F3>
Common Stock                    12/31/2002            A         1086        A   $0.0000    1734889        I           Living Trust
                                <F4>                                            <F4>
Common Stock                    12/31/2002            A         7192        A   $0.0000    334437         I           Held in Trust
                                <F5>                                            <F5>                                  under
                                                                                                                      Issuer's
                                                                                                                      Retirement
                                                                                                                      Plan
Common Stock                                                                               1440           I           Wife
Common Stock                                                                               0              I           Wife
                                                                                                                      (Custodian)
Common Stock                                                                               16874          I           Residuary
                                                                                                                      Trust
Common Stock                                                                               95572          I           Unified
                                                                                                                      Credit & GST
                                                                                                                      Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0.01                                                     12/28/2010 Common                      33332   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $0.01                                                     12/05/2011 Common                      74224   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $0.01                                                     12/23/2012 Common                      72390   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $0.01                                                     06/30/2013 Common                      2828    I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $0.25                                                     12/11/2009 Common                      43776   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $3.09                                                     12/14/2015 Common                      112760  I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $3.85                                                     03/22/2014 Common                      97221   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $4                                                        12/12/2014 Common                      103977  I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $4.18                                                     06/17/2016 Common                      7012    I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $4.32                                                     12/02/2016 Common                      66536   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $17.69                                                    01/03/2011 Common                      50000   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $20                                                       04/11/2009 Common                      350000  I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $22.3    01/16/2         A         80000       07/16/2003 01/15/2012 Common  80000    $0.0000    80000   I       Living
Options              002                                   <F6>                  Stock                                       Trust
(Right to
buy)

Explanation of Responses:

<F1>
Stock award made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transaction exempt under Rule 16b-3.
<F2>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Stock Unit Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $18.23 to $23.09 per share. The information is presented as of August 28, 2002.
<F3>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $21.71 to $25.78 per share. The information is presented as of August 28, 2002.
<F4>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/02 at values ranging from $16.82 to $22.37 per share. The information is presented as of 12/31/02.
<F5>
Shares were acquired under Issuer's Restated Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/02 at prices ranging from $20.66 to $26.04 per share. The information is presented as of 12/31/02.
<F6>
The option vests in three equal annual installments beginning July 16, 2003.

SIGNATURE OF REPORTING PERSON
/s/ John A. Lyckman

DATE
01/13/2003